

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2024

Kanat Mynzhanov
Chief Executive Officer
Tavia Acquisition Corp.
850 Library Avenue, Suite 204
Newark, DE 19711

> **Re: Tavia Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 15, 2024**
> **CIK No. 0002020385**

Dear Kanat Mynzhanov:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted May 15, 2024

General

1. We note your disclosure that if you seek shareholder approval, you will complete your initial business combination only if a majority of the issued and outstanding ordinary shares and convertible preferred shares voted are voted in favor of the business combination and that the redemption rights apply to all public shares, which includes ordinary shares and convertible preferred shares. Please advise to clarify how this is consistent with the Nasdaq listing requirement relating to the voting rights and redemption rights of common stock holders as set forth in IM-5101-2(d).

Summary
Our Company, page 2

2.   On page 2 where you discuss the prior SPAC/de-SPAC experience of your management team, and elsewhere as appropriate, please disclose the current trading price of the post-combination publicly listed entity's common stock.

Initial Business Combination, page 7

3.   Please revise to disclose the fees EBC will receive pursuant to the Business Combination Marketing Agreement.

The Offering, page 11

4.   Please clarify how the way you structured each unit is expected "to increase the likelihood that holders will not exercise their redemption rights in connection with our initial business combination." Please also provide additional disclosure of the material terms of the convertible preferred shares, including the redemption rights, how the trust will be allocated among the ordinary and preferred shares, and the conversion feature, including whether shareholders have to pay for the conversion feature. Please also highlight throughout the prospectus, including the cover page, the significant uncertainties relating to the dividend rights associated with the convertible preferred shares such as the ability to change the terms in connection with the initial business combination, the current lack of information about a potential business combination and whether the post-combination company will be able to pay such dividends, and the potential to pay the dividends in kind and the additional dilutive pressures associated with such issuances.

Manner of conducting redemptions, page 20

5.   We note that if you seek shareholder approval of your business combination, each public shareholder may elect to redeem its public shares irrespective of whether it votes for or against the proposed transaction. Please revise to disclose whether each public shareholder also may elect to redeem its public shares if it abstains from voting.

Risk Factors Summary, page 27

6.   Please limit this section to no more than 2 pages. See Item 105(b) of Regulation S-K.

Risk Factors
Risks Related to our Search for, Consummation of, or Inability to Consummate, a Business Combination, page 31

7.   With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to

complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of (i) the investment opportunity in a target company, (ii) any price appreciation in the combined company, (iii) the warrants, which would expire worthless, and (iv) the convertible preferred shares.

8. Please revise the last sentence of the risk factor on page 35 regarding the excise tax to clarify that non-redeeming shareholders may have to economically bear the impact of such excise tax.

General Risk Factors, page 58

9. Where you disclose the risk that you may be considered to be operating as an unregistered investment company, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Management, page 101

10. Please revise to provide all of the information required by Item 401 of Regulation S-K, including, for each director or person nominated or chosen to become a director, a brief discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jason Simon, Esq.